

October 14, 2021

Blake Sartini
Chairman of the Board and Chief Executive Officer
Golden Entertainment, Inc.
6595 S Jones Boulevard
Las Vegas, NV 89118

      Re: Golden Entertainment, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 12, 2021
          File No. 000-24993

Dear Mr. Sartini:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1.   Please disclose the business reasons for the changes between periods in each segment's operating expenses and ASC 280 segment profit (discussed in Note 15 of your financial statements), as well as the amounts shown in the Corporate and Other column. In circumstances where there is more than one business reason for a material change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(b) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 51

2. Please tell us in detail how you determined the participation agreements are not subject to ASC 842 and that ASC 606 applies instead. For the participation agreements, also provide us with your assessment of why you control the revenue-producing arrangement, rather than the business location holding the applicable gaming license, along with your analysis of the principal versus agent considerations in paragraphs 38-40 of ASC 606-10-55.

3. For wagering contracts that include complimentary products and services and/or a loyalty program, please tell us why you do not allocate the transaction price between these incentives and gaming revenues on a proportionate basis. Refer to ASC 606-10-32-31.

Note 15 - Segment Information, page 74

4. Please tell us and disclose the factors used in determining your reportable segments, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21. If you are aggregating operating segments, please also tell us in detail the analysis you performed in determining the criteria in ASC 280-10-50-11 were met. If you are not aggregating operating segments, please explain in detail how the lower-level operating results discussed on your earnings calls (STRAT casino, Las Vegas locals casinos, Laughlin casinos, Pahrump casinos, Rocky Gap casino, Nevada distributed gaming and Montana distributed gaming) and in your Item 2.02 Forms 8-K (Nevada casinos, Maryland casino, Nevada distributed gaming and Montana distributed gaming) are not indicative of your operating segments being at a lower level than your reportable segments. Also, refer to ASC 924-280-50-1.

5. Please tell us your basis for presenting two measures of each segment's profit (net income and adjusted EBITDA) in the ASC 280 segment footnote. Also, explain why adjusted EBITDA is permitted to be disclosed in the ASC 280 segment footnote, when the net income measure appears to be most consistent with GAAP. Refer to ASC 280-10-50-27 and 50-28.

Blake Sartini
Golden Entertainment, Inc.
October 14, 2021
Page 3

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services